EXHIBIT 12.1

Capital Lease Funding, Inc. and Subsidiaries

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Net income	$7,249	$5,130	$1,369	$6,633	$832
Interest expense	63,212	32,987	2,768	2,058	2,801
Less: Interest capitalized during the period Note (A)	—	(1,589)	—	—	—
Portion of rental expense representing interest	140	39	77	110	139
Total earnings	$70,600	$36,567	$4,214	$8,801	$3,772

Combined Fixed Charges and Preference Dividends:
Interest expense	$63,212	$31,398	$2,768	$2,058	$2,801
Interest capitalized during the period	—	1,589	—	—	—
Portion of rental expense representing interest	140	39	77	110	139
Preferred Stock Dividends	2,844	561	—	—	—
Total	$66,195	$33,587	$2,845	$2,168	$2,940

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.07	1.09	1.48	4.06	1.28

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed. Only fixed charges that were deducted from income should be added back in the earnings computation.